Exhibit 99.4

BUSINESS

OVERVIEW

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance. Our clients benefit from our integrated platform to support and grow their business internationally. We operated 18 hyperscale data centers and two wholesale data centers in China, one hyperscale data center in Malaysia, and one hyperscale data center in India, and were constructing five data centers in China and four data centers in Malaysia as of September 30, 2022. We initiated our expansion plan in landing into the Thailand market in the third quarter of 2021 and we have finalized a business acquisition in Bangkok. Upon completion of technical upgrade, the Thailand project will be hosting 5MW IT capacity and capable of supporting our key clients’ business development in Southeast Asia.

Our modern world is powered by data. Data serves as the foundation for modern-day technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. Mass application and continuous development of these new technologies require a new generation of hyperscale data center — one that can provide fast delivery of scalable, cost-effective and flexible infrastructure.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs, better performance and deliver higher returns on invested capital. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth. As of September 30, 2022, hyperscale data centers accounted for 97% of our 579 MW capacity in service, and hyperscale projects that put into services after 2020 are fully ramped to 95% utilization rate (based on contracted capacity) within around three quarters.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions that meet or exceed world-class standards. Our data centers in service and under construction are strategically located in and around tier 1 cities in China, such as Beijing, Shanghai and Shenzhen, Mumbai, Kuala Lumpur and Bangkok. Specifically, our early site selection principle has given us first-mover advantages under the latest PRC national policies. Our site selection was carried out under the principle of “proximity to energy supply,” and in turn, the majority of our data centers in China are located right in or around the Beijing-Tianjin-Hebei computing hub, which has been designated as one of the national computing hub under the “East Data West Computing” policy. In Asia-Pacific (“APAC”) emerging markets, we have built a strong local execution team who are experienced in data center site selection and operation in various geographic areas. We also believe that our full-stack service capabilities in China can benefit us in our expansion in South-East Asia markets. Our solutions help our clients grow their businesses quickly and sustainably. In particular, our clients have appreciated our energy integration capabilities and strong Environmental, Social and Governance (“ESG”) initiatives which will benefit our clients and us in the long run. Our hyperscale data center clients typically sign with us contracts of five to ten years, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. We rely on our 400 approved and pending patents, as of September 30, 2022, to rapidly design and construct modules meeting a variety of demand from clients in different industries. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage.

We have experienced rapid growth in recent years. We operated six, ten, 13 and 18 hyperscale data centers in China as of December 31, 2019, 2020, 2021 and September 30, 2022, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 193 MW as of December 31, 2019, 291 MW as of December 31, 2020, 440 MW as of December 31, 2021 and 579 MW as of September 30, 2022, 87%, 87%, 87% and 96% of which was contractually committed capacity, respectively. We had an additional 242 MW capacity under construction as of September 30, 2022.

Our total revenues increased from RMB853.0 million for the year ended December 31, 2019 to RMB1,831.1 million for the year ended December 31, 2020, and further increased to RMB2,852.3 million (US$447.6 million) for the year ended December 31, 2021. Our total revenues for the nine months ended September 30, 2022 was RMB3,161.4 million (US$444.4 million), as compared to RMB 2,070.5 million for the same period in 2021. Our net loss increased from RMB169.7 million for the year ended December 31, 2019 to RMB283.3 million for the year ended December 31, 2020, as compared with a net income of RMB316.4 million (US$49.7 million) for the year ended December 31, 2021. Our net income for the nine months ended September 30, 2022 was RMB535.2 million (US$75.2 million), as compared to net income of RMB201.8 million for the same period in 2021. Our adjusted EBITDA was RMB852.2 million in 2020, compared to adjusted EBITDA of RMB297.5 million in 2019, and our adjusted EBITDA further increased to RMB1,418.9 million (US$222.7 million) in 2021. Our adjusted EBITDA was RMB1,653.3 million (US$232.4 million) for the nine months ended September 30, 2022, as compared to adjusted EBITDA of RMB1,014.7 million for the same period in 2021. We derive a significant portion of revenues from ByteDance. In 2019, 2020 and 2021 and for the nine months ended September 30, 2021 and 2022, revenues from ByteDance accounted for 68.2%, 81.7%, 83.2%, 82.8% and 86.6% of our total revenues, respectively.

OUR COMPETITIVE STRENGTHS

Leading Next-Generation Hyperscale Data Center Solution Provider Focused on China and Other Emerging Markets

We are a leader in providing cross-regional hyperscale data center solutions to leading technology companies with a presence in China and other APAC emerging markets including, among others, India and Malaysia with strong entry barriers.

We focus on planning, designing and building hyperscale data centers with capacities typically of 20 MW or more. We characterize our hyperscale data centers as “next-generation” centralized, standardized and modular data centers that can support all types of IT infrastructure by leveraging new technologies to achieve fast delivery and high operating efficiency. As of September 30, 2022, hyperscale data centers accounted for 97% of our 579 MW capacity in service, and hyperscale projects that put into services after 2020 are fully ramped to 95% utilization rate (based on contracted capacity) within around three quarters.

We had an additional 242 MW of capacity under construction as of September 30, 2022.

Long-Term Strategic Partnerships with Global Industry Leaders Brings High Business Visibility and Certainty

As a first mover among next-generation hyperscale data center solution providers, we have established long-term partnerships with some of the world’s most sophisticated leading technology companies across various industry verticals. Our clients benefit from our integrated platform to grow their business internationally.

We believe that our clients view us as an integrated partner rather than a third-party vendor. Our clients typically entrust us to provide them with integrated end-to-end hyperscale data center solutions, including server and network colocation, energy procurement, infrastructure services and IT/network services. We are therefore able to understand our clients’ technology development at an early stage and provide them with modularized next-generation hyperscale data center solutions to best address their unique and evolving needs and requirements. We differentiate ourselves by providing our clients with a synergetic “full-stack whole-lifecycle partnership,” and work with them closely throughout the data center planning, designing, construction and operation process.

Our solutions allow clients to scale up and develop their businesses quickly, cost-effectively and flexibly. As a result, our hyperscale data center clients typically sign contracts of five to ten years with us with irrevocable commitments on price and contract term, offering us high business visibility and certainty. As of September 30, 2022, 95.7% of our in-service capacity and 3.3% of our capacity under construction was contractually committed, respectively.

We are highly regarded by our clients and have received numerous awards and recognition from the industry, including the 2020 Global Carrier Award for Best Asian Project, 2020 China National Green Data Center, 2019 Datacloud Global Hyperscale Innovation Award, 2019 Uptime Institute Hybrid Resiliency Assessment and 2019 TGGC 5A Certificate for Green Data Center, 2021 MIIT National New Data Center Pilot Project and 2022 Top Ten Third-party Data Center Operators in China.

Integrated, Cost-Efficient, Full-Stack Hyperscale Data Center Solutions

There are inherent challenges in Asia-Pacific emerging markets to successfully developing high-performance, hyperscale data centers, such as the scarcity of appropriate and sufficiently large sites, access to abundant power supplies and high-quality network connectivity. We are highly experienced in identifying and securing optimal sites for mission-critical data centers, which in turn allow us to anticipate and meet the scaling demand of our clients.

We design our hyperscale data center solutions to be modular, integrated and standardized service products by functionality. This design allows our experienced implementation team to deliver integrated, full-stack high-performance cross-regional hyperscale data center solutions in short timeframes. In addition, as part of our efforts to achieve ESG goals and to help our clients go green, we aim to operate our data centers with 100% renewable energy. In recognition of our commitment to the environment, we were ranked No. 1 by Greenpeace in a research report on energy consumption by China’s leading technology companies in 2021.

Finally, our economies of scale allow us to secure strategic sites located at the outskirts of major cities to enjoy sufficient supply and cost advantages in terms of land, power, and network connectivity, while still maintaining close proximity to our clients’ headquarters and end users to reduce latency. As such, we provide clients with scalable and cost-efficient hyperscale data center solutions that can effectively fulfill the elastic and scaling demand of our clients.

We believe that our next-generation hyperscale data center solutions create unique value for our clients, with customization, flexibility and scalability that allow them to quickly and sustainably develop their business and related data center demand and focus on the success of their core businesses.

Predominant Ownership of the Data Center Properties

One of the key features and superiority of our hyperscale business model lies in our firm control of assets. As of September 30, 2022, 95% of our IT capacity in-service comes from self-owned data centers while only 5% comes from leased data centers, and 89% of the designed IT capacity of data centers under construction comes from self-owned data centers while only 11% from leased data centers. Our predominant ownership of the data center properties and firm control of the entire workstream from design, planning to construction enables us to build highly customized data centers for our clients, which further enables us to sign long-term contracts with clients, resulting in a strong and stable revenue stream. With firm control of assets, we are able to build data centers in the most cost-efficient way, without incurring ongoing lease expenses or bearing risks of rising leasing costs. We create value to the data center site not only through our site design and construction expertise, but also through our professional management skills. As a result, the market value of our data center assets is well above their book value, creating sufficient buffer and safety net for our creditors.

Visionary and Experienced Management Team Supported by Our Highly Reputable Shareholder

We are led by an international management team with strong regional expertise in emerging markets, consisting of industry veterans with proven and extensive track records in developing and executing data center solutions. Our chairman, Michael Foust, is the co-founder and chairman of Bridge Data Centres, with over 30 years of experience in the data center industry. He also founded Digital Realty Trust, where he led the company’s initial public offering and served as chief executive officer and as a director from 2004 to 2014. Mr. Foust is widely regarded as one of the most experienced and respected data center operators and managers globally. Our CEO, Mr. Huapeng Wu, served as the vice president of Phoenix New Media Ltd. (NYSE: FENG) and CTO of Ifeng.com from 2007 to 2013. Prior to that, Mr. Wu served as the executive director of China Computer Users Association. In 2015, Mr. Wu established “1024 College,” an important organization in the field of Internet technology in China which trained many famous CTOs. He also established iTechClub, which gathered more than 3,000 talents from 1,200 top Internet enterprises to build an Internet technology and social resource platform for in-depth communication and interaction. Finally, as our major shareholder, Bain Capital has supported us with strategic guidance, capital markets access and value-accretive partnership opportunities.

OUR STRATEGIES

Explore More Regional Opportunities for Hyperscale Data Centers to Further Develop China and Southeast Asia

We plan to expand to other major cities in China, secure prime locations that are strategically located in close proximity to leading technology companies and develop next-generation hyperscale data center campuses with sufficient power and infrastructure to reinforce our competitiveness and raise entry barriers. We also intend to leverage our integrated platform and success in our existing markets to bring our technology standards for hyperscale data centers to new markets with significant potential for further penetration. We will continue to expand our next-generation hyperscale data center campuses into new geographies in the emerging markets. As part of our expansion, we also intend to selectively pursue acquisition opportunities in new and existing markets.

Deepen Relationships with Existing Clients and Grow as a Trusted Partner to New Clients

We will continue to explore the new business needs of existing clients, help international clients expand into emerging markets in Asia-Pacific, and actively develop relationships with potential leading technology companies in emerging markets. To deepen existing partnerships, we will continuously identify and address the potential needs of existing clients, and improve and optimize our hyperscale data center solutions. We will also help existing clients enter new emerging markets by leveraging our pan-Asian platform.

In addition, we will develop new clients such as Asian and international cloud service providers and leading technology companies. We believe that Asia cloud service providers can collaborate with us for their business expansion in China and other Asia-Pacific emerging markets, while global cloud service providers may outsource data centers for their cloud computing business due to strong expansion in Asia. We also expect that leading technology companies in Asia will have a huge demand to outsource their data centers as their core businesses grow exponentially, while global technology companies seek reliable partners to help them penetrate Asia-Pacific emerging markets.

Continue Focusing on Product Innovation and Solidify Our Leadership in Technology

We will continue to innovate cost-effectively, including establishing the Chindata Research Institute to address industry technological challenges through innovation and collaboration with academic institutions, industry participants and governments. We will also explore collaboration opportunities with upstream manufacturers to become a more competitive data center solution provider. In addition, we will continue to participate in the development of power substations to support direct power supplies to our own data center campuses. We will also actively build diversified channels of clean energy supply with an aim to power our data centers with 100% environmental friendly renewable energy.

Furthermore, we intend to lead the development of hyper-density IT cluster infrastructure, which will further improve the efficiency and performance of hyperscale data centers with less power consumed and less floor space required for increasing capacity. We will also continue to enhance our unique modular, standardized and centralized capacity delivery process, and further improve our design architecture, proprietary network connections, efficient power systems and supply chain management.

Finally, we will cater to the needs of leading technology companies to process and analyze more complex data with higher volume from the growth of their business, and provide them with measurable benefits such as faster delivery, scalability and lower cost solutions.

Continue Improving Operational and Capital Efficiency

We plan to set industry operational standards to increase our efficiency and cost-competitiveness versus our competitors. We plan to optimize our long-term capital structure and secure competitive financing packages for project development, with an aim to maximize returns on equity for our shareholders. We also plan to improve and optimize our operational and capital efficiency in order to deliver sustainable growth in profitability and cash flow generation.

Become an Industry Leader for Environmental and Social Responsibility

We will continue to be one of the greenest data center providers in the world, by reinforcing our commitment to 100% renewable energy, maximizing energy efficiency, reducing our carbon footprint, and enhancing sustainability. We also intend to set industry standards for ESG reporting. For example, in 2020, we released the first ESG report as a leading Chinese carrier-neutral data center company, and continue to lead our industry in environmental and social responsibility.

GROWTH PLAN

We will continue to leverage on our competitive advantages to execute our growth plan in the following manner:

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Deepening Presence in Asia-Pacific Emerging Markets: On top of our existing 40 MW in-service capacity in Malaysia (MY0102) and India (BBY01), we have another 120 MW capacity under construction in Malaysia as of September 30, 2022.

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Further Advancing Domestic Layout under “East Data West Computing” Policy: The rationale behind our domestic layout since our establishment is in line with the idea of the national policy “East Data West Computing.” We have sizable capacity in service across the key computing hubs in China. Our first presence in Zhangjiakou city can be traced back to 2017. Over the last five years, we have established our computing infrastructure in Zhangjiakou to accommodate the demand in the Beijing-Tianjin-Hebei region. Zhangjiakou city is now the designated cluster in the Beijing-Tianjin-Hebei computing hub, where we have a total capacity of 324 MW as of September 30, 2022. We have also made an early presence in Datong city, Shanxi Province, where we own a total capacity of 259 MW as of September 30, 2022. These capacity and other reserve which we own in these regions can be conveniently converted into more hyperscale data centers in the future to meet the growing demand from our customers.

In addition, we initiated the site selection process for potential computing infrastructure development in western China in 2020. Since then, we have established a healthy relationship with the local government of Qingyang City, Gansu Province, which is now the designated cluster in the Gansu computing hub under the policy. We are currently planning to acquire 300 acres of land for the development of hyperscale computing infrastructure cluster in the region in the next 3 to 5 years.

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Expanding Geographical Resources and Client Base through Active Acquisition and JV Partnership: With entrance requirements becoming more stringent, we expect that old, inefficient medium-small sized data centers will become increasingly less competitive, which will reduce the market prices in the IDC sector to reasonable levels. Once this happens, more acquisition opportunities will be available and we can leverage our capital reserve, technical know-how and superior leading client profile to actively pursue and negotiate potential opportunities that can provide synergy to our geological layout, client base and business model, so as to generate additional value for our long-term development.

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Obtaining Renewable Energy through Diversified Approaches: In regions with abundant energy, we plan to stick with the “local generation, local consumption” approach. Using our data centers in these regions as leverage, we will introduce strategic partners into these regions to conduct local power generation, while we will assume the role of local power consumption. Along with this, we will further strengthen our in-house R&D capabilities and improve energy efficiency and energy storage. Meanwhile, we will cooperate with green energy enterprises and the grid for long-term green energy procurement arrangement.

Under our growth plan, our dedicated commitment to all of our customers and stakeholders, which is to be the leading industry player in operational efficiency, project delivery, cost management, energy efficiency and emission reductions, and to deliver outstanding asset return, remain unchanged.

OUR SOLUTIONS

We act as a trusted business partner to our clients, providing integrated hyperscale data center solutions that cover a full stack of services throughout their business life cycle. As a carrier-neutral hyperscale data center solution provider, we focus on designing, building and operating next-generation hyperscale data centers that satisfy the scaling and elastic needs of clients with large-scale operations as their business grows in Asia-Pacific emerging markets.

Our data centers are strategically located at key locations where energy, connectivity and clients’ business demand intersect, typically surrounding metropolitan areas such as Beijing, Shanghai, Shenzhen, Kuala Lumpur, Mumbai and Bangkok. Compared to sites within metropolitan areas, these surrounding locations have abundant energy supplies, ample and low-cost land resources and favorable local economic development policies, while maintaining close proximity to both the corporate headquarters of our clients and end users and reducing latency.

Our next-generation hyperscale data center campuses effectively integrate land, infrastructure facilities and equipment, energy and network resources at lower cost. We realize economies of scale through centralized, standardized and modular hyperscale data center facilities, high proportion of renewable energy supplies and high-speed optical fiber network connections. These supply and cost advantages allow us to deliver data center solutions with faster delivery time and higher scalability, flexibility and cost efficiency.

FULL-STACK HYPERSCALE DATA CENTER SOLUTIONS

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Land. We carefully choose the sites for our hyperscale data centers at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. We also proactively engage with potential clients starting from the site selection and planning stage, analyzing their business needs. We then select the most suitable location based on their geographic and capacity requirements from our portfolio of existing available sites, or in certain cases, acquire new sites that fit their needs.

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Infrastructure Facilities and Equipment. Built on our modular design principle, our hyperscale data centers in China are highly flexible and scalable to address our clients’ evolving capacity and technical requirements. Our hyperscale data centers are equipped with customizable and energy efficient racks and cabinets for our clients’ servers and network equipment depending on our clients’ requirements. We have also implemented real-time intelligent building management systems to ensure the stable and reliable operation of our clients’ servers and network equipment. Our high-performance and precision cooling systems ensure that our clients’ equipment is strictly maintained at a controlled temperature and humidity. We also enforce a high standard of fire control through sensitive smoke detectors and environmentally-friendly gas-based or water mist fire suppression systems. Finally, we have implemented strong building monitoring and access control policies through on-site security personnel, building access systems and video surveillance systems.

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Power. We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Leveraging our proprietary electrical architecture, we are able to operate with large power capacities at our hyperscale data centers and optimize power usage efficiency, enabling our clients to deploy their servers and network equipment more efficiently and reduce their operating costs. We are also dedicated to improving our power efficiency and lowering power costs by increasing the contribution of renewable energy in our power supply. We target to power all of our hyperscale data centers with 100% clean and renewable energy, and are the first data center operator headquartered in China to set such a target, according to Greenpeace. See “— Our Commitment to Sustainability” for a full description of our efforts and commitment to our planet.

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Operation and Maintenance. In addition to critical infrastructure services, depending on our clients’ needs, we provide a full suite of management services for their servers and network equipment, including operating system support, update assistance, server monitoring, server backup and restoration, server security evaluation, firewall services and disaster recovery. Our in-house operation and maintenance engineers are deployed on-site at our hyperscale data centers on a 24/7 basis. While we do not have access to our clients’ data, we have developed effective operating procedures, protocols and standards to fulfil high industry standards and client specifications with respect to daily operation, maintenance, troubleshooting, backup and disaster recovery.

Compared to traditional data centers, our hyperscale data centers are highly flexible, scalable and cost efficient in terms of land, power and network connectivity, in addition to having shorter delivery time. Historically, we have been able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

OUR DATA CENTERS

We design, build and operate hyperscale data centers in China, Malaysia, India and Thailand. In China, we operated 18 hyperscale data centers with capacity in service of 524 MW as of September 30, 2022. In Malaysia, we operated one hyperscale data center in Cyberjaya, Selangor Darul Ehsan with capacity in service of 20 MW as of September 30, 2022. In India, we operated one hyperscale data center in Navi Mumbai with capacity in service of 20MW as of September 30, 2022. As of September 30, 2022, our hyperscale data centers accounted for 97% of our 579 MW capacity in service, and our construction cost per MW of data center capacity in service is about US$3.3 million per MW. For the three months ended March 30, 2021, our average PUE was 1.21. In addition, we also operate two wholesale data centers with capacity in service of 16 MW in China. Our next-generation hyperscale data centers are characterized by their centralization of resources, standardization of infrastructure development and modular design philosophy, achieving high performance, operating efficiency, scalability and cost effectiveness.

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Centralization. Our hyperscale data centers centralize and integrate resources to satisfy needs of different clients at the same location, realizing economies of scale and reducing costs. Our hyperscale data centers and/or the campus in which they reside typically have a capacity of 20 MW or more and are located at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. Our data centers are highly reliable with cost-efficient power supply and carrier-neutral connectivity. Leveraging our hyperscale capacity, high-speed optical fiber connection and close proximity to major cities, we can provide high performance connectivity to our clients with low latency at lower costs. We believe that our centralization efforts also have the added effect of spurring the infrastructure and economic development of areas surrounding our hyperscale data center campuses.

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Standardization. Our standardized hyperscale data centers can achieve economies of scale with predictable and manageable costs. Our direct supply chain management approach enables us to develop hyperscale data centers without the need of a general contractor and achieve more efficient standardization through our direct management. In addition to focusing on the construction of individual data centers, we also plan and design standardized fundamental infrastructure for the entire hyperscale data center campuses, covering power distribution networks, telecommunication networks, building infrastructure and other public facilities and infrastructure within the campus.

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Modularity. Our hyperscale data centers in China are built on pre-engineered, pre-fabricated and standardized modules. Our modular design philosophy is applied at different levels ranging from our components and server rooms to building shells and campuses, enabling quick construction and delivery. This approach also allows for gradual build-up of the infrastructure to match the demand of our clients, which greatly reduces capital expenditures and defers investment until as late as possible. Leveraging our strong design and research capabilities, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process for our projects in China. Our pre-fabricated modules are built with precise specifications in a controlled factory environment which results in improved reliability and more predictable data center performance and allows simple and fast deployment. Built on our modular design principle, our hyperscale data centers in China are highly customizable, flexible and scalable to address our clients’ evolving capacity and technical requirements.

Note: as of September 30, 2022

Majority of our data centres are strategically located in Hu Huanyong Line which is a power resources rich area in China and this presents major cost advantages to us in terms of land, power, and network connectivity. We are currently planning to acquire 300 acres of land in Qingyang, Gansu for the development of hyperscale computing infrastructure cluster in the region in the next 3 to 5 years. As of September 30, 2022, in Greater Beijing, we have 517 MW capacity in service and 103 MW capacity under construction. As of September 30, 2022, in the Yangtze River Delta and Greater Bay areas, we have 22 MW capacity in service and 20 MW capacity under construction.

Note: as of September 30, 2022

We operated six, ten, 13 and 18 hyperscale data centers in China as of December 31, 2019, 2020, 2021 and September 30, 2022, respectively, one hyperscale data center in Malaysia as of each such date and two wholesale data centers as of September 30, 2022. Our data center capacity in service reached 193 MW, 291 MW, 440 MW and 579 MW as of December 31, 2019, 2020, 2021 and September 30, 2022, respectively, 87%, 87%, 87% and 96% of which was contractually committed capacity, respectively.

The following table sets forth details concerning our data centers in service as of September 30, 2022:

Data Center	Type	Leased/ Owned	IT Capacity in Service (MW)	Contracted IT Capacity (MW)	IoI IT Capacity	Utilized IT Capacity (MW)	Ready for Service
Greater Beijing Area, China
CN01	Hyperscale	Owned	36	36	—	36	2019Q2
CN02	Wholesale	Leased	11	6	—	5	2017
CN03	Hyperscale	Owned	17	17	—	17	2017Q3
CN04	Hyperscale	Owned	28	27	—	27	2018Q4
CN05	Hyperscale	Owned	23	23	—	22	2019Q2
CN06	Hyperscale	Owned	30	30	—	29	2019Q2
CN07	Hyperscale	Owned	29	27	—	27	2019Q4
CN08	Hyperscale	Owned	51	51	—	51	2020Q3
CN09	Hyperscale	Owned	52	51	—	47	2021Q1
CN10	Hyperscale	Owned	3	3	—	3	2020Q3
CN11-A	Hyperscale	Owned	24	23	—	23	2020Q4
CN11-B	Hyperscale	Owned	24	23	—	23	2021Q2
CN11-C	Hyperscale	Owned	71	71	—	65	2021Q4
CN12	Hyperscale	Owned	6	5	—	5	2022Q1
CN13	Hyperscale	Leased	13	13	—	3	2022Q2
CN14	Hyperscale	Owned	18	18	—	9	2022Q3
CN15	Hyperscale	Owned	52	52	—	36	2022Q1
CN18	Hyperscale	Owned	30	30	—	1	2022Q3

Yangtze River Delta Area, China
CE01	Hyperscale	Owned	17	10	—	7	2020Q4

Greater Bay Area, China
CS01	Wholesale	Leased	5	3	—	3	2017

Malaysia
MY0102	Hyperscale	Owned	20	15	—	12	2018Q2

India
BBY01	Hyperscale	Owned	20	20		5	2022Q3
Total			579	555	0	454

The following table sets forth details concerning our data centers under construction as of September 30, 2022:

Data Center	Type	Leased/ Owned	Designed IT Capacity (MW)	Contracted IT Capacity	IoI IT Capacity	Ready for Service
Greater Beijing Area, China
CN16	Hyperscale	Leased	14	—	14	2023
CN17	Hyperscale	Leased	14	—	14	2023
CN19	Hyperscale	Owned	26	—	11	2023
CN20	Hyperscale	Owned	49	—	38	2023Q2

Yangtze River Delta Area, China
CE02	Hyperscale	Owned	20	—	—	2023

Malaysia
MY03	Hyperscale	Owned	16	8	—	2022Q3
MY06-1	Hyperscale	Owned	19	—	19	2022Q4
MY06-2	Hyperscale	Owned	42	—	42	2023Q1
MY06-3	Hyperscale	Owned	43	—	—	2024Q4
Total			242	8	137

Land Resources Held for Future Development

We hold and have secured various land resources for future data center development. This includes land for which we have entered into memoranda of understanding or framework agreements with relevant local governments and land in China for which we have completed the bidding process but have not yet commenced construction.

Retail Data Centers

In addition to the 579 MW of hyperscale and wholesale data center capacity above, where we drive the planning, design and construction of infrastructure, we also provide data center colocation services at smaller retail data centers. These retail data centers are generally located within major metropolitan areas rather than at the outskirts. We do not participate in the planning, design or construction of infrastructure of these retail data centers, and only provide basic colocation services.

OUR CAPABILITIES AS A HYPERSCALE DATA CENTER SOLUTION PROVIDER

Our capabilities as a hyperscale data center solution provider encompass planning, design, construction, operation and maintenance, and connectivity. Leveraging these capabilities, we are able to offer data center solutions with faster delivery time and higher flexibility, scalability and cost efficiency.

Planning

We carefully choose the sites for our hyperscale data centers at strategic locations where energy, connectivity and clients’ business demand intersect. Our in-house design team coordinates the overall planning of our hyperscale data centers. We proactively engage with potential clients starting from the site selection and planning stage. Our team performs in-depth analysis on clients’ business needs and selects the most suitable location for their geographic and capacity requirements either from the land and building resources that we have reserved or new land resources that we would be able to acquire if needed. We may enter into memoranda of understanding or frame agreements with the relevant governments to secure land resources required in our planned projects before completing the land bidding process in China. Our team also works with local government authorities to obtain any necessary permits and approvals and with electric utilities to obtain sufficient power supply. We construct our power distribution network to ensure stable and reliable power supply in our campus. Although carrier-neutral, we actively cooperate with telecommunications carriers to ensure high-performance network connectivity to our data centers.

Design

Our in-house design team is responsible for the design and specifications of our hyperscale data centers. We conduct all design workflows in-house to ensure that each of our hyperscale data centers in China meets the preferences and requirements of our target clients. Our design principle is driven by modularity and standardization to achieve high scalability and cost efficiency in both construction and operation. We continually study new engineering technologies and industry trends to enhance our designs through repeated iterations. We have broken from the traditional black-white-grey industrial style in the data center industry and pioneered a new style that integrates aesthetics and technology into our building designs. For instance, our proprietary airflow design with thermal mezzanine guides heat sources effectively to reduce energy consumption while leaving our data hall visually pleasing. Our proprietary designs have utilized lower capital expenditures compared with our peers.

Our design team works on each project from the site selection and planning stage to ensure that our data centers are designed to meet the preferences and requirements of our target clients from the beginning. Our design team works closely with our research and development team to design and develop our proprietary data center modules and building designs and ensure that our technology strengths are fully integrated. As of September 30, 2022, we owned 400 approved and pending patents relating to data center designs and modules in China. See “— Our Technologies and Research and Development” for a full description of our proprietary modular technologies.

Construction

Our modular and standardized approach allows us to quickly construct hyperscale data centers and install equipment to satisfy the scalable demand of our clients throughout their business life cycles.

Our project management office is responsible for overall project management and coordination, including vendor selection, procurement, budget control, cost analysis, project scheduling, safety and quality assurance. We have a specialized construction team for various work flows in data center module manufacturing, building construction and equipment installation, which consists of experienced professionals in architecture, electricity and piping. Our construction team has building information modeling professionals who provide data center 3D modeling to help us plan, design, construct and manage our buildings and infrastructure more efficiently.

Instead of engaging a general contractor for each project, we manage contractors directly and monitor the construction process ourselves, and we are highly involved in each work flow during the construction of our hyperscale data centers in China. All of our modules are prefabricated by our suppliers to unified specifications, allowing fast assembly. We believe that our direct supply chain management approach enables us to achieve high efficiency and cost effectiveness in data center construction. See “— Our Supply Chain Management” for a full description of our supply chain management approach.

After the building construction is completed, we work with our contractors and suppliers to install equipment in the buildings, including power, network, air conditioning and other critical equipment. Our team conducts strict testing before the delivery of our data centers to ensure that each facility is fully operational and satisfies the specifications set by our clients.

With our outstanding design and project management capabilities, we have greatly shortened our data center delivery time. Historically, we have been able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Operation and Maintenance

Our operation and maintenance team is responsible for directing, coordinating and monitoring the daily operation of our data center facilities. The engineers in our operation and maintenance team are deployed on-site in our data centers. To ensure that our services satisfy or exceed industry standards and the specifications set out in service level agreements with our clients, we have developed robust operating procedures, protocols and standards with respect to daily operations, maintenance, troubleshooting, backup and disaster recovery. Our operation and maintenance team can respond to client requests and inquiries immediately. Our 24/365 readiness supports the high reliability and resiliency of our data center services. Leveraging our outstanding design and operation capabilities, we have achieved better energy efficiency compared with our peers.

We have been certified under ISO9001, ISO20000, ISO22301 and ISO27001 standards. We have also received the Tier IV Design certification and the Hybrid Resiliency Assessment certification from the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency and reliability of data center infrastructure. We are the first data center solution provider in the world to receive the Hybrid Resiliency Assessment certification, which demonstrates our robust capability to provide infrastructure for hybrid elastic cloud computing. Our New Media Big Data Phase I campus has been awarded with the “Management and Operations Approved Site” certification by the Uptime Institute. In addition, we have received awards from Datacloud on global hyperscale innovation, and edge computing innovation award from Data Centre Dynamics. In 2021, we won a prize of “Best Environmental, Social, Governmental (ESG) Initiative” in the prestigious 17th Global Carrier Awards (GCA), becoming the first computing infrastructure company in Asia Pacific region to receive the honor. In addition, we participated in China’s first nationwide green power transaction and completed a procurement of 100 million kilowatt-hours (kWh), being the largest purchaser of green electricity in the digital infrastructure industry. In 2021, our Taihang Mountain Energy and Information Technology Industrial Campus of the Pan-Beijing Area was awarded as “Leading Carbon Neutral Data Center,” the highest rating in the 2021 Data Center Carbon Neutrality Rating.

OUR TECHNOLOGIES AND RESEARCH AND DEVELOPMENT

We design, construct and operate our data centers to achieve optimized modularity, reduce costs and increase scalability and energy efficiency. Our in-house teams jointly develop our proprietary data center modules and building designs. Our research and development team conduct fundamental research projects and also collaborate closely with our design and operation teams to develop new technologies based on needs in our daily operation. We continue to optimize our designs to keep abreast of technology developments and client demand through analyzing data accumulated during the operation of our data centers.

Our teams also work closely with our ODMs to tailor and modify equipment to achieve better performance and satisfy clients’ specific configurations. For our projects in China, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process. Our ODMs consist of leading international manufacturers in various fields. Our ODM approach allows us to provide high-quality customized modules and equipment with high research and development efficiency at lower costs.

As of September 30, 2022, we owned 400 approved and pending patents relating to data center building designs and modules in China. We have developed three models of data center building designs and a full range of modules for power, cooling, server racks and cabinets, wiring and supporting structure.

Data Center Building Designs

We have three proprietary data center building design models to meet different client demand and site scenarios. All of our building designs are built on pre-engineered, pre-fabricated and standardized modules. We utilize different cooling systems to achieve optimized cooling efficiency in each building design. Our building can achieve highly effective thermal insulation and minimize influence from hot and humid outdoor environments. Our data center designs also take into consideration architecture coloring aesthetics. As data centers are mission-critical facilities, we apply highly saturated and vivid color scheme to our buildings to achieve this visual impact. We also apply highly reflective color to the roofing for better energy conservation.

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Single-floor data center: Our single-floor data centers are highly elastic and scalable, allowing quick construction and deployment for data center campuses in suburban areas with ample land supply and suitable for Internet companies and cloud service providers that require fast delivery time.

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Three-floor data center: Our three-floor data center is suitable for clients with more stringent safety requirements such as financial service providers that prefer to deploy their IT equipment neither on the first nor the top floor.

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Multi-floor data center: Our multi-floor data centers are suitable for both urban areas and urban skirts. We equip each floor with independent cooling, power and other infrastructure modules. Each floor is physically isolated from the other floors and can operate independently, achieving high elasticity and reliability.

Container Modules

We have developed an overall solution to rapidly deploy our container data centers. The whole infrastructure of our data center includes main building modules, diesel generator modules, power modules and cooling system modules, which are all pre-fabricated in the container factory. 90% of our mechanical and electrical equipment, such as cabinets, bridges, air ducts, water pipes, fans and pumps, have been integrated in our container modules. After our container modules are transported to the site, what needs to do is some simple splicing work, which significantly simplifies the construction of data center projects and improves the efficiency of data center delivery.

Power Modules

We have designed a variety of pre-fabricated power modules consisting of multiple components, including generators, transformers, power distribution equipment, UPS and high-voltage direct current or HVDC systems. Our power modules increase power efficiency and reduce the complexity and time to deploy critical data center power, offering great flexibility for scaling data center power for expansion or incremental growth. These modules include low voltage power diesel power generator modules, low/medium voltage UPS integrated power modules, medium voltage power generator modules and HVDC medium voltage power modules.

Cooling System Modules

Our cooling systems modules help us lower our PUE, simplify piping and wiring, save space and effectively shorten our design and construction cycle. We design our cooling system modules primarily based on natural cooling, supplemented by mechanical cooling only when necessary to achieve low-cost cooling and optimize water and power usage effectiveness. Our cooling system modules include evaporative natural cooling AHUs, evaporative water-cooled chiller and fan units.

We have developed and designed a liquid immersion cooling solution to radiate the heat flow of CPU/GPU chips with ultra-high density, and to reduce the energy consumption used for cooling our data center server. Through such solution, various modules, such as servers, switches and power distribution units, are directly immersed in insulated liquid media with thermal conductivity. The coolant heated by the data center server is pumped to the heat exchanger unit CDU through a low-power circulation pump, and sent back to the cooling tank after being cooled down by heat exchange with the natural outdoor cold source. Compared with traditional cooling solutions, our low-power liquid circulation system and completely natural cooling system replace the high energy-consuming mechanical cooling and end systems, and achieve the energy-saving operation mode of our data center and improve our efficiency of energy utilization.

Our evaporative cooling technology refers to obtaining the cooling capacity required for air conditioning through the utilization of dry air energy, as well as the cold water or cold air at low temperatures through the exchange of the heat and moisture between water and dry air. The compound evaporative cooling chiller applied in Lingqiu machine room with ultra-high density adopts both indirect and direct evaporative cooling technologies at the same time, therefore successfully lowering the water temperature by 4 to 6°C compared with that from common cooling towers, which extends the time of natural cooling and maximize the use of the cooling capacity of the outdoor air. The fast delivery can be achieved by utilizing large temperature difference between supply and return, adopting backwater design and reducing the power consumption of the pump for cold water delivery, as well as adopting the modular design in addition.

Heat Recovery Technology

Our bases in headquarter and Lingqiu both apply heat recovery technology, through which both bases are self-sufficient in winter heating. Our heat recovery technology is equipped with a water source heat pump unit, which recovers the heats that originally need to be dissipated through the cooling tower, and supply heats externally after raising the water temperature to 60°C. Our heat recovery technology saves the heating costs and reduces our cooling water system’s consumption of electricity and water, thereafter reducing the consumption of coal or natural gas energy, which really help achieve the mission of energy conservation and emission reduction.

Wastewater Recycling

Zhangjiakou Huailai Headquarter Park, as the first water discharge recycling site of our Group, has put the first set of our wastewater recycle system into operation. The main desalination device of our wastewater recycle system adopts RO reverse osmosis, with the water volume at 40m3/h, the water production rate not less than 60%, and the desalination rate not less than 95%. Our wastewater recycle system has significantly improved the water utilization efficiency and reduced the wastewater discharge, and we achieve the comprehensive wastewater recycling rate of more than 50%. Our wastewater recycle system reduces the total operating costs and practices the concept of low-carbon and green data center.

Server Rack and Cabinet Modules

We design highly configurable and customizable server racks and cabinets to accommodate servers and network equipment to improve the efficiency of data center network management and operation. We have developed four generations of server rack and cabinet modules, integrating various components within each module, including the power distribution system, smart monitoring system, and smart power distribution unit and cable trays. We adopt light-weight aluminium materials to reduce weight and costs to facilitate on-site installation. The modularity of server racks and cabinets reduces the workload of installation and simplifies the operation and maintenance procedures.

Wiring and Supporting Structure Modules

We use modular wiring and supporting structure modules to effectively prevent cross-construction and engineering error, save resources, accelerate delivery and facilitate efficient operation and maintenance. These modules include wiring modules and supporting structures for cables and equipment.

OUR SUPPLY CHAIN MANAGEMENT

Our direct supply chain management approach in China enables us to efficiently construct data centers without the need of a general contractor. Our in-house capabilities across a full spectrum of various functions enable us to manage and collaborate with contractors and suppliers closely and engage multiple work streams concurrently to significantly shorten our delivery time. We directly purchase components needed in our projects from our suppliers. We manage contractors and suppliers vertically and simultaneously to monitor quality, cost and speed, directly coordinating and supervising our contractors and suppliers in projects through stringent inspections and evaluations. We also maintain a master project schedule and set specific milestones for tasks completed by our contractors and suppliers to ensure each project progresses on schedule. In addition, we also closely monitor key cost-related indicators and control our costs dynamically during the construction process.

OUR COMMITMENT TO SUSTAINABILITY

We are highly committed to sustainability. We believe that our environment should not be compromised by the prosperity of our data-driven economy. We believe our achievements in sustainability could also drive client demand as an increasing number of enterprises search for solutions to achieve their green energy objectives and reduce their carbon footprint.

We continuously increase the contribution of renewable energy in our power supply. In 2020, our renewable energy usage ratio reached 51%. We target to power all of our data centers with 100% clean and renewable energy, and are the first data center operator headquartered in China to set such a target according to Greenpeace.

We are dedicated to designing and operating energy-efficient data centers. We optimize energy efficiency through our proprietary power supply architecture and dedicated substations. Our data centers are equipped with smart cooling system modules that can automatically choose the most suitable cooling mechanism. Our cooling system is primarily based on natural cooling supplemented by mechanical cooling only when necessary to achieve low-cost cooling and optimize water and power usage effectiveness. We have established a special taskforce for energy efficiency management and we constantly monitor dynamic energy efficiency through visualized management system to optimize energy efficiency during operation. In addition to improving energy efficiency, we also minimize pollution during the construction and operation of our data centers through waste treatment and recycling, and reduce noise through soundproofing measures.

In 2020 and 2021, in recognition of our efforts, Greenpeace ranked us the first on their renewable energy ranking of China-based Internet companies two years in a row and awarded us a full score in the category of renewable energy performance. In 2019, we won the Data Center Green Classification (Operational) 5A certificate, the highest level of green data center certificate jointly awarded by the Open Data Center Committee and TGG (China). In September 2021, we formally became a corporate member of the United Nations Global Compact, which is the world’s largest corporate sustainability initiative with more than 13,000 supportive institutional and corporate members from more than 170 countries. We also joined the RE100 initiative in September 2021, which is a global renewable energy initiative jointly launched by the Climate Group and the Carbon Disclosure Project’s Global Environmental Information Research Center (CDP Worldwide) to accelerate at scale the effort of reaching the zero carbon energy consumption goal. In February 2022, our Taihang Mountain datacenter in Shanxi province was selected as one of the national green and low carbon pilot projects by Ministry of Industry and Information Technology of the People’s Republic of China.

OUR CLIENTS AND CLIENT ECOSYSTEM

Our Clients

We act as a partner, rather than a third-party vendor, to our clients and provide them with a full stack of data center solutions throughout their business life cycles. We may enter into contracts directly with our end users or through intermediaries. Leveraging our deep understanding of client needs and our excellent technology capabilities, we are able to understand our clients’ technology development at an early stage and provide modularized next-generation hyperscale data center solutions to best address their evolving needs and unique requirements. We provide our clients with integrated data center solutions, covering infrastructure, power supply, connectivity and operation and maintenance, tailor-made to their scale and requirements throughout the planning, design, construction and operation process.

We have a high-quality, diversified and committed client base, including leading technology companies such as ByteDance and Microsoft. Our client base represents a variety of industries, such as cloud services, big data, artificial intelligence, social networking, online streaming, financial services and public services. Our clients benefit from our integrated platform to support and grow their business internationally. For example, Microsoft is a client for our data center solutions in Malaysia.

Revenues from ByteDance accounted for 68.2%, 81.7%, 83.2%, 82.8% and 86.6% of our total revenues for the years ended December 31, 2019, 2020 and 2021 and for the nine months ended September 30, 2021 and 2022. Revenues from Wangsu accounted for 11.1% our total revenues for the year ended December 31, 2019. No other client accounted for 10% or more of our total revenues in 2019, 2020 or 2021 or for the nine months ended September 30, 2021 and 2022. ByteDance typically signs with us service contracts of ten years.

Material Terms of ByteDance Hyperscale Data Center Agreements

Under the terms of our agreements with ByteDance, we customize data centers for ByteDance and provide ByteDance with comprehensive technical services for hyperscale data centers. ByteDance pays us service fees, such as cabinet fees and cabinet vacancy fees. The original contract term is typically ten years and the current contracts will expire between 2027 and 2032. These agreements will generally automatically renew if neither party notifies the other in writing that it will not renew the agreements within 30 days before the expiration and the renewal period will be separately discussed and agreed between the parties. As of the date of this offering memorandum, neither ByteDance nor we have early terminated any contracts.

Contract Terms and Pricing

Our hyperscale data center clients generally enter into contracts with us for a term of five to ten years. Our hyperscale data center clients are required to pay us a substantial amount of the total service fees in case of early termination. We have also reserved capacity for certain hyperscale data center clients, whereby such client has the first right of refusal to expand the capacity under the agreement. Pricing in our hyperscale data centers service agreements contains variable considerations that are primarily based on the usage of capacity.

Our typical retail data center service agreements provide a notice period of one month for early termination or decrease of capacity under the agreement and early termination fees. Pricing in our retail data center service agreements is for a fixed amount and generally flat over the contract term.

Client Acquisition and Ecosystem Development

We explore the new business needs of existing clients, help international clients expand into emerging markets in Asia-Pacific, and actively develop relationships with potential leading technology companies in emerging markets. To deepen existing partnerships, we continually identify and address the potential needs of existing clients, and improve and optimize our hyperscale data center solutions. We also help existing clients enter new emerging markets by leveraging our pan-Asian platform.

In addition, we develop new clients such as Asian and international cloud service providers and leading technology companies. We believe that Asia cloud service providers can collaborate with us for their business expansion in China and other Asia-Pacific emerging markets, while global cloud service providers may outsource data centers for their cloud computing business due to strong expansion in Asia. We also expect that leading technology companies in Asia will have a huge demand to outsource their data centers as their core businesses grow exponentially, while global technology companies seek reliable partners to help them penetrate Asia-Pacific emerging markets.

Our strategic business development team closely follows industry trends to forecast future client needs. They work seamlessly with our design and solution teams to address these new trends and needs. Our ecosystem development team helps integrate each client into our ecosystem, which provides the ability to connect directly with their existing and potential clients. Many of our clients encourage their own customers, suppliers and business partners to place servers and network equipment in our data centers, which has created a network effect of new clients and contract wins for us.

Marketing

Our marketing strategies include active public relations and ongoing client communications programs to support our sales efforts and promote our business development strategies. We believe our brand is one of our most valuable assets. We strive to build recognition through our website, social media and news channels, and by sponsoring, leading and participating in industry forums and client meetings. We also participate in government workshops and industry standard-setting bodies.

INTELLECTUAL PROPERTY

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. As of September 30, 2022, we owned 400 approved and pending patents relating to data center designs and modules in China. Certain of our patents are co-owned between us and third parties as of the date of this offering memorandum. We typically provide designs based on our patents to our ODMs and cooperate closely with them to allow them to manufacture the modules used in our data centers. We also owned 51 registered trademarks in China as of September 30, 2022. We also owned 39 registered copyrighted works in China as of September 30, 2022, including software programs we developed relating to various aspects of our operations. We own a number of registered domain names in China and overseas as of September 30, 2022, including www.chindatagroup.com.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. We have employed internal policies, confidentiality agreements, encryption and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors — Risks Relating to Our Business and Industry — We may not be able to prevent others from making unauthorized use of our intellectual property. If we fail to protect our intellectual property rights, our brand and business may suffer” and “Risk Factors — Risks Relating to Our Business and Industry — We may face claims of intellectual property infringement and other related claims, which could be time-consuming and costly to defend and may result in an adverse impact over our operations.”

COMPETITION

We are a carrier-neutral hyperscale multi-client data center solution provider in Asia-Pacific emerging markets. We compete directly with other carrier-neutral hyperscale multi-client data center solution providers in these markets. We may also compete with other types of data center solution providers for some or all of the services we offer. We believe that we have competitive advantages over our competitors in our hyperscale data center business model, ESG strategy and Asia-Pacific emerging market presence.

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Hyperscale data center business model: We continue to see several major advantages in our hyperscale business model, characterized by full-stack solution, early energy-abundant region layout, high quality client profile, credible asset and long-term contract. Under this model, we are offering customized full-stack solution capabilities covering product design, technical solutions, development and construction, supply chain management, and operation and maintenance management, making us an efficient developer and operator of the IDC business. Secondly, our early site selection principle of “proximity to energy supply,” under the guidance of “to efficiently convert electric power to computing power,” has led to the majority of our data centers in China located in self-built campus right in or around the Beijing-Tianjin-Hebei computing hub as designated under the “East Data West Computing” policy. Thirdly, we enjoy close customer relationships with digital leaders in the international or domestic markets. The healthy development of these clients, is in-turn, bringing us long-term, steady and sizable demand. Finally, we maintain a high asset ownership under such model. As of September 30, 2022, more than 93% of our data center assets are self-owned with solid asset valuations. Further to such credible asset portfolios, our contracts with clients are long-term based and most of the contracts’ term are ten years, providing a high degree of business certainty.

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Asia-Pacific emerging market presence: Regarding our development in Asia-Pacific emerging markets, our advantages include local business capabilities, current site selection and a domestic business model replicable for overseas business. In Asia-Pacific emerging markets, we have local teams focusing on customer management, project development, campus operation and government relations, etc., ensuring our business development are in line with the best local practice. Secondly, as we are pursuing development in Asia-Pacific emerging markets, we have selected sites for data centers in neighboring countries around Singapore, where land and energy are abundant, cost is relatively low and latency is not an obstacle, to accommodate the demand in the areas around Singapore. Lastly, relying on our in-house design and modular capability, our hyperscale business model in domestic market is replicable for overseas business. Meanwhile, our close relationships with customers established in domestic market has enabled us to further support the overseas business of our clients.

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ESG strategy: We have operated our business in a green and energy-efficient manner and we will continue to do so. We own strong energy integration capabilities and we can offer comprehensive energy solutions that cover power generation, transmission and distribution. We are in possession of and are further developing our R&D capabilities in green power development, energy storage and energy efficiency, and we have maintained an average PUE of 1.21 for our data centers for the three months ended March 30, 2022. With the energy-abundant region layout as the cornerstone, we are in good position to further execute our “local generation local consumption” plan through partnership and to establish long-term green energy procurement arrangement with relevant parties.

RECENT POLICY UPDATE IN THE CHINESE MARKET

We believe that opportunity for hyperscale data centers in the APAC emerging markets remain profound. In the Chinese market, we expect the industry to continue its development at a healthy pace. According to the development plan for big data industry during the 14th five-year plan period published by the MIIT in November

2021, China’s big data industry will exceed 3 trillion yuan by end of 2025, with a compound annual growth rate of around 25%. MIIT also published the 14th five-year plan for the development of information and communication industry, stating that the data center computing power will reach around 300 EFLOPS (equal to one quintillion floating-point operations a second) by end of 2025, compared with 90 EFLOPS by end of 2020, indicating a 27% compound annual growth rate. Other than those national policies that provides a quantitative sense of the development of the industry, the publish of the “East Data West Computing” policy also provides further details on the development and layout of data centers in China and is expected to play a vital role in shaping the industry and market landscape.

In February 2022, the NDRC, among other government organisations, approved the kick off of the construction of eight national computing hubs and plans to build 10 national-data center clusters, known as the “East Data West Computing” Policy. The eight national computing hubs will be built in the Beijing-Tianjin-Hebei region, the Yangtze River Delta, the Guangdong-Hong Kong-Macao Greater Bay Area, the Chengdu-Chongqing economic circle, North China’s Inner Mongolia autonomous region, Southwest China’s Guizhou province, Northwest China’s Gansu province and Ningxia Hui autonomous region. As the backbone to China’s computing network, the eight hubs will develop data-center clusters, carry out collaborative construction between data centers, cloud computing and big data, and bridge the gap between the computing resources in the eastern and western regions. Currently, most of China’s data centers are distributed in the eastern regions, and shortages of land and energy resources in these regions pose a threat to the sustained development of the data centers. In contrast, China’s western regions are rich in resources, especially renewable energy, and have the potential to nurture the development of data centers and meet the needs of data computing in the eastern regions. The implementation of the project is conducive to promoting green development and utilizing green energy in the western regions, and continuously optimizing the energy efficiency of data centers. We believe that the goals of this policy are highly consistent with our own long-standing views on the nature of the data center business, which at its core is “to efficiently convert green electric power into computing power”.

As the demand for data centers in the future shifts toward the computing hub as designated under this policy, the Company sees significant advantages offered by its existing deployment, namely the Zhangjiakou campus, which is right in the Beijing-Tianjin-Hebei computing hub as designated by the policy, and the Datong campus, which is in close proximity to the Beijing-Tianjin-Hebei computing hub, and our layout under planning in Qingyang city, Gansu Province, another cluster as designated in the policy. As of September 30, 2022, we have a total capacity of 324 MW and 259 MW in our Zhangjiakou campus and Datong campus, respectively. We believe our existing and to-be-developed capacity in these regions will further strengthen our industry leadership.

EMPLOYEE

We had 786, 981, 1,315 and 1,419 employees as of December 31, 2019, 2020 and 2021 and September 30, 2022, respectively. The following table sets forth the breakdown of our employees as of September 30, 2022 by function and location:

Function	Number of Employees
Plan, design, construction, solution and operation and maintenance	783
Research and development	31
Sales and marketing	303
General administrative and others	302
Total	1,419

Location	Number of Employees
China	1,275
India	26
Malaysia	80
Singapore	33
Thailand	5
Total	1,419

We enter into individual employment contracts with our employees to cover matters such as salaries, benefits and grounds for termination.

Our employees and our culture are critical to our success. We maintain an open and proactive corporate culture. We have various recruiting channels and do our best to provide our recruits with great career development possibilities. We also have established various onsite and online training programs to keep our employees abreast of industry trends. Our training program topics cover professional and leadership skills, focusing on both our daily business operations and each employee’s individual career development. We believe that our compensation and benefits packages are competitive within our industry. We have not experienced any significant labor disputes. We believe that we maintain good relationships with our employees. None of our employees are represented by labor unions.

As required by local regulations in the country where we operate, we participate in various employee social security plans that are administered by municipal and provincial governments for our full-time employees. In China, such required social security plans include housing, pension, medical insurance, unemployment insurance, injury insurance and maternity insurance. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments in China from time to time. We are also required to make contributions to mandated employee provident fund schemes required by local laws for our employees in other jurisdictions.

OFFICES

Our headquarters are located at Beijing, China. We occupy approximately 6,323 sqm of office space in the aggregate in Beijing, Hebei, Shanxi, Shanghai, Jiangsu and Guangdong as of December 31, 2021. We also have offices in Singapore, Mumbai, India and Cyberjaya, Malaysia and Bangkok, Thailand, which occupy approximately 408 sqm, 10 sqm, 4,136 sqm and 4 sqm of office space, respectively as of December 31, 2021. We lease our premises from unrelated third parties under operating lease agreements.

INSURANCE

We have insurance coverage in place up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours. The major types of our insurance include property insurance, equipment insurance, construction project insurance and installation project insurance.

LEGAL PROCEEDINGS

From time to time, we may be involved in disputes and legal or administrative proceedings in the ordinary course of our business, including actions with respect to breach of contract, labor and employment claims, copyright, trademark and patent infringement, and other matters. Currently one of our subsidiaries in India has been involved in an arbitration proceeding in connection with a contract dispute with a local contractor. As the arbitration proceeding remains in a preliminary stage, we cannot reliably estimate the likelihood of an unfavorable outcome or the amounts or range of any potential loss. Based on currently available information, we do not believe that the ultimate outcome of the arbitration is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, legal proceedings are subject to inherent uncertainties and our view of these matters may change in the future. We cannot predict whether we could become a party to any litigation, legal proceeding, or claim arising from the ordinary course of our business, which may, to various extents, affect our future results of business, operations and financial position. Except as disclosed in this offering memorandum, there are no legal or arbitration proceedings against or affecting us, any of our subsidiaries or any of our assets, nor are we aware of any pending or threatened proceedings, which are or might be material in the context of the issue of the Notes or giving of any Subsidiary Guarantees.